UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-222820, 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170 and 333-231629) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which we have little or no control. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019, or our Annual Report, filed with the Securities and Exchange Commission on March 5, 2020, which are incorporated herein, could cause our actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report.

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations, or materially affect our operations globally, including at our headquarters in Geneva, Switzerland, which is currently subject to government restrictions in response to the COVID-19 pandemic, and at our clinical trial sites, as well as the business or operations of our manufacturers, clinical research organizations or other third parties with whom we conduct business.

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the recent outbreak of COVID-19, which was declared by the World Health Organization as a global pandemic, and is resulting in travel and other restrictions to reduce the spread of the disease, including government restrictions in Europe, the United States and other countries, which, among other things, direct individuals to shelter at their places of residence, direct businesses and governmental agencies to cease non-essential operations at physical locations, prohibit certain non-essential gatherings, and order cessation of non-essential travel. Some government restrictions in Switzerland will continue through the second quarter of 2020, unless further extended. As a result of these recent developments, we have implemented work-from-home policies for most of our employees. The effects of the government restrictions and our work-from-home policies may negatively impact productivity, disrupt our business and continue to delay certain of our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur or be further extended, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities in Europe, the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. Further, Kissei Pharmaceutical Co., Ltd., or Kissei, has the exclusive right to supply us with the active pharmaceutical ingredient for linzagolix for our clinical trials and commercial supplies, if approved, subject to limited specified exceptions within the control of Kissei. While many of these materials may be obtained by more than one supplier, restrictions resulting from the coronavirus pandemic in the regions our third-party suppliers and Kissei operate may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates, which might impact and delay certain of our clinical programs and timelines.

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed or disrupted, which has adversely impacted our clinical trial operations. For example, in view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, we have placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 trials until further notice. EDELWEISS 2 and EDELWEISS 3 clinical trial sites will be managing all randomized patients currently on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible. Further delays may occur.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, may be difficult to assess or predict, it is currently resulting in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated May 5, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: May 5, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer